February 10, 2016

VIA EDGAR AND OVERNIGHT DELIVERY

Russell Mancuso

Branch Chief

Office of Electronics and Machinery

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Westport Innovations Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed December 28, 2015
File No. 333-207523

Dear Mr. Mancuso:

On behalf of Westport Innovations Inc., an Alberta, Canada corporation (“Westport”), please find below Westport’s responses to the comment letter sent to Mr. Ashoka Achuthan, the Chief Financial Officer of Westport, dated January 28, 2016, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to the above-referenced registration statement.

Where indicated below, revisions have been included in Amendment No. 2 (“Amendment No. 2”) to the Registration Statement on Form F-4 (the “Registration Statement”), which is being filed with the Commission via EDGAR simultaneously with this response. For convenience, Westport is providing the Staff with five copies of Amendment No. 2, which have been marked against Amendment No. 1 to the Registration Statement.

The numbered paragraphs in bold below set forth the Staff’s comments together with our responses.

U.S. Federal Income Tax Considerations, page 70

1.	Please file the consent of counsel to being named in your addition on the first page 70 of Annex A to your response. In this regard, we note that you identify counsel as providing an opinion regarding United States federal income tax consequences; please confirm that you also will file an opinion of counsel regarding the disclosed Canadian tax consequences.

Response:

The Registration Statement has been amended to reflect the Staff’s comment. Please see Exhibits 8.1 and 8.2 to Amendment No. 2.

2.	Please reconcile your response to prior comment 2 with the uncertain consequences represented by the term “should” in the first paragraph of the second page 70 of Annex A to your response.

Response:

The Registration Statement has been amended to reflect the Staff’s comment. Please see page 75 of Amendment No. 2.

Where you can find more information, page 143

3.	Please expand your response to prior comment 1 to clarify where you have provided disclosure responsive to that part of Form F-4 Item 18(a)(7)(ii) which requires disclosure of the information required by Item 6.B of Form 20-F with respect to each person who will serve as a director or an executive officer of the surviving or acquiring company. Note that Item 6.B requires disclosure for the last full financial year.

Response:

We respectfully direct the Staff’s attention to Westport’s Current Report on Form 6-K, filed on March 27, 2015, including the disclosure set forth in Exhibit 99.1 thereto (Westport’s Management Information Circular, dated March 11, 2015), which has been incorporated by reference into Amendment No. 2.

In addition, the Registration Statement has been amended to reflect the Staff’s comment in respect of those directors of Fuel Systems Solutions, Inc. who will continue as directors of Westport following the merger. Please see pages 64 and 65 of Amendment No. 2.

Thank you for your consideration. Should you have any questions about the foregoing, please do not hesitate to contact me at (212) 728-8535 or Matthew Haddad at (212) 728-8504.

Sincerely,

/s/ Matthew J. Guercio
Matthew J. Guercio, Esq.
Willkie Farr & Gallagher LLP

cc:	Via E-mail

Ashoka Achuthan (Westport Innovations Inc.)

Brian J. McCarthy, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)